SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: March 31, 2010

List of materials

Documents attached hereto:

i) Press release entitled "Execution of Agreement regarding Transfer of SMD’s Yasu Plant to KYOCERA Corporation"

1-7-1 Konan, Minato-ku Tokyo 108-0075
News & Information

No. 10-040E March 31, 2010

Execution of Agreement regarding Transfer of SMD’s Yasu Plant to KYOCERA Corporation

　TOKYO, Japan, March 31, 2010 - Sony Corporation (“Sony”) announced that Sony, Sony Mobile Display Corporation (“SMD”), a 100% subsidiary of Sony, and KYOCERA Corporation (”KYOCERA”) have executed a definitive agreement for the transfer of small- and medium-sized TFT liquid crystal display (“LCD”) design and manufacturing operations at the Yasu Plant of SMD to KYOCERA.

The transfer is planned to become effective on June 1, 2010, subject to receipt of any necessary government approvals.

Sony and SMD plan to increase efficiency and strengthen operations in the small- and medium-sized TFT LCD business by concentrating manufacturing operations going forward in SMD’s Higashiura Plant and SMD’s Tottori Plant* (to be established on April 1, 2010.)  By producing a wide range of technically advanced and cost-effective products, and offering comprehensive product lineups that fully utilize its strengths in small- and medium-sized TFT LCD sales, engineering and product design, Sony aims to enhance its customer relationships and strengthen the competitiveness of its small- and medium-sized TFT LCD business to continue to meet and exceed customer needs.

1.      The outline of the agreement

(1)	Assets to be Transferred
Equipment and other assets relating to small- and medium-sized TFT LCD design and manufacturing operations at SMD’s Yasu Plant.
(2)       Employees
Existing employment agreements are planned to be assigned to KYOCERA on June 1, 2010 and the employees of the design and manufacturing operations will be transferred to KYOCERA.

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2.      Impact on Financial Results

Although an impairment loss on the fixed assets has been incurred by Sony in connection with the transaction, no material impact is anticipated on Sony’s consolidated financial results forecast for the current fiscal year announced on February 4, 2010 as such loss has been included in the forecast as a part of the 130 billion yen of restructuring charges.

SMD’s Yasu Plant
Location:	800 Ichimiyake, Yasu-City, Shiga Prefecture
Operations:	Design and manufacturing of TFT LCD display devices and related parts

*   SMD’s Tottori Plant
SMD plans to acquire certain business assets of Epson Imaging Device Corporation at its Tottori Plant and to establish SMD’s new Tottori Plant on April 1, 2010, as explained in Sony’s announcement dated June 30, 2009, titled, “Agreement to Transfer to Sony Certain Epson Business Assets Relating to Small- and Medium-Sized TFT Liquid Crystal Display Operations.”

Media Inquiries:
Corporate Communications, Sony Corporation
Tel: +81-3-6748-2200 / Fax: +81-3-6748-2061

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